

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2010

Mr. Stephen C. Park
Chief Financial Officer
Duoyuan Global Water Inc.
No. 3 Junyuan Road
Daxing Industrial Development Zone
Beijing, P.R. China 102600

      Re: Duoyuan Global Water Inc.
             Form 20-F for the fiscal year ended December 31, 2009
             Filed June 18, 2010
             File No. 001-34380

Dear Mr. Park:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Brian Cascio
                    Accounting Branch Chief